SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva Reaches Settlement With Bankia

18 December 2012

AVIVA REACHES SETTLEMENT WITH BANKIA FOR €608 MILLION

▪ Aviva and Bankia agree settlement regarding their Spanish joint venture Aseval
▪ Agreement to terminate legal proceedings between Aviva and Bankia
▪ As a result, Aviva will transfer its entire holding in Aseval to Bankia
▪ Transaction will increase Aviva's economic capital surplus by approximately £0.5 billion1

Aviva plc ("Aviva") announces that it has reached a settlement with Bankia S.A ("Bankia") by which Aviva will transfer its entire holding in Spanish joint venture Aseval2 to Bankia for €608 million (£494 million) in cash, which will be held in escrow. The transfer of Aseval shares to Bankia is subject to customary regulatory approvals and release of the cash proceeds to Aviva is expected no later than 30 April 2013.

As a result of the settlement, Aviva and Bankia have applied to the Arbitration Court in Madrid3, Spain, to terminate the legal proceedings between the parties and issue an award which reflects the settlement agreed.

Cash proceeds will increase Aviva's central group liquidity by €608 million (£494 million) and be used for general corporate purposes. The transaction will increase Aviva's economic capital surplus by approximately £0.5 billion, IGD capital surplus by approximately £0.4 billion and IFRS net assets by approximately £0.2 billion. The consideration represents approximately 1.8 times Aseval's IFRS net asset value4. In 2011, Aseval contributed IFRS life operating profit of £88m, of which Aviva's share was 50%.

John McFarlane, chairman of Aviva, said:

"This settlement is in line with our strategy to increase Aviva's financial strength and we have realised significant value from our joint venture with Bankia. We remain focused on providing excellent service to our customers in Spain, through our other bank partners and distribution agencies."

Aviva's other operations in Spain are unaffected by the settlement. Aviva will continue to serve over 1.2 million customers in Spain through bancassurance partnerships with NCG Banco, BMN, Caja España Duero and Unicaja, as well as agency distribution units Aviva Vida y Pensiones and Pelayo Vida.

Aviva Spain generated sales of £1,926 million5 and an IFRS life operating profit of £216 million in 2011, of which Aseval contributed sales of £393 million and an IFRS life operating profit of £88 million6. Aseval contributed £267 million to group IFRS net assets (including goodwill of £194 million) and £2,618 million to group IFRS total assets as at 30 June 2012.

-ENDS-

Enquiries:

Media

Nigel Prideaux                +44 (0)20 7662 0215
Andrew Reid                  +44 (0)20 7662 3131

Analysts

Charles Barrows            +44 (0)20 7662 8115

Notes to editors:

• Total cash proceeds converted to sterling at an exchange rate of €1/£0.81.

•      Reported income and expense figures are converted at average exchange rates of €1/£0.87 for year-end 2011 and €1/£0.82 for the 6 months to 30 June 2012. Assets and liabilities are converted at closing rates of €1/£0.84 for year-end 2011 and €1/£0.81 at 30 June 2012.

•      The settlement will result in Aseval being deconsolidated from Aviva's IFRS accounts. Had the transfer of Aviva's holding in Aseval to Bankia occurred at 30 June 2012, Aviva's IFRS net assets would have increased by £0.2 billion, equivalent to 8p per share, and MCEV net assets including goodwill would have increased by £0.1 billion, equivalent to 5p per share.

• Had the transfer of Aviva's holding in Aseval to Bankia occurred at 30 June 2012, the accounting gain in the income statement on sale would have been £265 million.

•      In 2000, Aviva acquired a 50% stake in Aseval from Bancaja which became a joint venture under Aviva's management control. Aseval established an exclusive agreement with Bancaja to distribute life insurance and pension products.

•      In March 2011, Bancaja agreed to consolidate its banking business with Caja Madrid7 and five other Spanish savings banks, which resulted in the formation of Bankia in May 2011. The arbitration was initiated by Aviva in June 2011 on the basis that Bancaja had breached the terms of its shareholder agreement with Aviva.

• Aviva is the fifth-largest life and pensions provider in Spain.

• Aviva has been advised on the arbitration process by the Madrid office of the international law firm Ashurst.

About Aviva

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

1 The economic capital surplus represents an estimated position as at 30 September 2012, based on Aviva's own internal assessments and capital management policies. The term "economic capital" does not imply capital as required by regulators or other third parties
2 Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros
3 Corte de Arbitraje de la Cámara Oficial de Comercio e Industria de Madrid
4 As at 30 June 2012
5 On a PVNBP basis including non controlling interests
6 IFRS life operating profit is before tax and includes non controlling interests
7 Caja de Ahorros y Monte de Piedad de Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 December, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary